FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to enter asset management business alliance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 22, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura to enter asset management business alliance

Tokyo, July 22, 2015—Nomura Holdings, Inc. today announced that it has signed an agreement with Japan Post Bank Co., Ltd., Japan Post Co., Ltd., and Sumitomo Mitsui Trust Bank, Limited to establish a new asset management company and develop asset management products.

Nomura will take a 20 percent stake in the new company, while Japan Post Bank will take a 45 percent stake, Sumitomo Mitsui Trust Bank a 30 percent stake, and Japan Post a 5 percent stake. The new company is due to be established with capital of 500 million yen. Japan Post Bank and Japan Post will appoint the President and Vice President. Sumitomo Mitsui Trust Bank and Nomura will both appoint one director each.

The new company is expected to apply for registration as a financial instruments business between October 2015 and January 2016. It plans to start distributing investment trusts through Japan Post Bank and Japan Post in February 2016.

Nomura and Sumitomo Mitsui Trust Bank will provide the new company with expertise in the area of asset management. The new company will develop easy-to-understand investment trust products that meet the needs of retail investors in the nationwide networks of Japan Post Bank and Japan Post, supporting stable asset formation over the long term and contributing to the shift from savings to investment in Japan.

This latest business alliance will further enhance Nomura’s asset management business in Japan, which is organized around Nomura Asset Management, Japan’s largest asset management firm.

Currently, Nomura does not expect the business alliance to have a material impact on its consolidated results, but will make a timely disclosure if a material impact occurs.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.